16 September 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
United States of America

Dear Mr. Schwall

Thank you for your letter dated 31 July 2008 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 001-10533 and 000-20122).

In our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that to be responsive to the Staff’s comments and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate. In light of the nature of the changes in disclosure, we believe that it will not be necessary to file an amendment to the 2007 Form 20-F and we will reflect these changes in future filings.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicised text and have provided our response immediately following each numbered comment.

Risk factors, page 5

1.

Please expand each risk factor to provide sufficient information so that an investor may understand the impact and magnitude of the risk being discussed. Please discuss the specific risk presented to your business or results of operations rather than a general statement regarding “material and adverse impact.” For example, rather than state that any failures relating to your acquisitions

“could have a material and adverse impact on the Group’s costs, earnings and cash flows,” specify what the impact is or could be. Also clarify if you are referring to merely prior acquisitions or also to future acquisitions. As another example, in the risk factor relating to political and commercial instability, disclose the specific material jurisdictions. As a final example, quantify the expected investment returns for your defined benefit pension plans and whether these have been historically achieved.

Following a major acquisition during 2007 we considered that the Group’s risk profile had changed significantly and the disclosure of our Risk factors was revised accordingly. We believe that this disclosure was concise and explained clearly how each could impact the Group. Nevertheless, in response to the Staff’s comment we will revise our risk factors in future filings to provide additional information for investors to understand the impact and magnitude of the risk being discussed substantially in the form shown in the Appendix to this letter.

For example in relation to the integration of our acquisitions we would propose adding the statement that “Failure to effectively integrate Alcan Inc would put at risk the estimated post tax synergies of US$940 million per annum by the end of 2009”. The estimated synergies of US$940 million per annum had been disclosed under Item 5. in the Interview with the Chief executive on pages 49 and 51, and again in the Operating review of the Aluminium group on page 58 but we will also quantify them in the Risk factors.

In cases where we have discussed a significant operation or project we have disclosed its geographic location. Many of our projects are in developing countries where it is well known that there are greater risks from political, commercial and community instability. However, in our view there is no one country where the risk is material to the Group and therefore we do not consider it necessary to identify individual countries. We also note that we are frequently involved in dealing with governments and other public bodies as joint venture partners in our projects in developing countries and identifying such countries (which are not otherwise material to the Group) in a public filing as having greater risks would adversely affect our ability to negotiate with such parties.

Group accounting policies relating to post employment benefits have been disclosed under Item 5. as a critical accounting policy on pages 111 to 112, more generally on page A-14, in note - 27 Provisions on page A-32 and in considerable detail in note 49 – Post retirement benefits on pages A-65 to A-68. The sensitivities of changes in expected investments returns for our pension plans to net earnings have been set out on page 112, together with sensitivities for changes in the discount rate, salary increases and mortality rates. We do not believe that it would be helpful to investors to include this detail in our Risk factors. We will however include in our revised Risk factors cross references to these more detailed discussions.

2.

Please expand each subheading to describe in better detail the risk you are presenting. For example, rather than the subheading “Divestments”, state in the subheading the specific risk that your divestment activities pose to your business.

We will revise our Risk Factors in future filings to expand the subheadings as shown in Appendix A to this letter.

Note 19 Assets held for sale, page A-28

3.

You disclose under this heading that “As the Packaging group was acquired with a view to resale, its results are excluded from the Group Income Statement.” We further note from your disclosure on pages 52 and 57 you excluded the results of the Packaging group from the income and cash flow statements for the year. Please tell us how this presentation complies with paragraph 33 of IFRS 5.

Paragraph 33 of IFRS 5 requires the disclosure of “a single amount on the face of the income statement comprising the total of: (i) the post-tax profit or loss of discontinued operations; and (ii) the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal group(s) constituting the discontinued operation.”

The Packaging group was acquired as part of a business combination and was not intended to be retained within the Rio Tinto group. The Packaging group meets the criteria in paragraph 11 of IFRS 5 to be classified as an asset held for sale, and in accordance with paragraph 32c of IFRS 5, is a discontinued operation.

As a disposal group within the scope of IFRS 5, paragraph 15 of the standard requires the Packaging group to be measured at the lower of its carrying amount (cost) and FVLCTS. As the Packaging group was acquired in a business combination with a view to resale, paragraph 16 clarifies that it should be measured at FVLCTS, which becomes its carrying amount at the date of acquisition.

In the case of an asset acquired exclusively for resale, the single amount on the face of the income statement equates to the difference in the fair value less costs to sell (“FVLCTS”) of the disposal group between two reporting dates (e.g. between the acquisition date and the subsequent financial reporting period-end), as demonstrated in Example 13 of the Implementation Guidance to IFRS 5.

At each balance sheet date following the date of acquisition, an assessment is made to ensure that the disposal group is held at the lower of its carrying amount and FVLCTS in accordance with IFRS 5, paragraph 15. Accordingly, the Packaging disposal group cannot be greater than the initial value recognized on acquisition and the only adjustments that could be posted would be impairment losses. At 31 December 2007, the FVLCTS of the Packaging disposal group was not considered to be less than the amount recognized at acquisition date, and accordingly no impairment was recognized. Therefore, the single amount in the income statement was nil, as there was no difference between the amounts recognized at acquisition and at 31 December 2007, and no disclosure was required.

We consider that the exclusion of the cash flows of the Packaging group from the cash flow statement for the year is in compliance with paragraph 33, sub-section (c), of IFRS 5, which states that “These disclosures are not required for disposal groups that are newly acquired subsidiaries that meet the criteria to be classified as held for sale on acquisition.”

Therefore, we consider that our disclosure in the 2007 Form 20-F fully complies with paragraph 33 of IFRS 5.

* * *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely

/s/ Guy Elliott

Guy Elliott

cc:	Jill S. Davis, Branch Chief Jennifer O’Brien Laura Nicholson (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

Appendix

RIO TINTO

2007 RISK FACTORS

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, that could turn out to be material. These risks, whether they occur individually or collectively, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 7.

Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.

The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group.

The following highlight the Group’s exposure to risk without explaining how these exposures are managed and mitigated or how some risks are also potential opportunities.

Failure to effectively integrate the Group’s acquisitions could have a material and adverse impact on anticipated cost savings and synergies

The Group has grown partly through the acquisition of other businesses and most notably during 2007 through the acquisition of Alcan Inc for US$38.7 billion. Large business combinations entail a number of risks relating to the ability of management to effectively integrate the businesses acquired and to generate the anticipated cost savings and synergies. Failure to do so would impact the Group’s estimated post tax synergies of US$940 million per annum by the end of 2009 and have a material and adverse impact on the Group’s results. Furthermore, the Group may, under the terms of the acquisition, be liable for the past acts or omissions of the acquired businesses in circumstances where the price paid does not adequately reflect the eventual cost of these liabilities.

Failure to progress a divestment programme may lead the renegotiation of the Group’s US$40.0 billion syndicated bank facility on more onerous terms

The Group obtained a US$40.0 billion syndicated bank facility in connection with its acquisition of Alcan Inc of which US$25.0 billion is subject to repayment out of the proceeds of a divestment programme and from other sources. The principal terms of this facility have been set out in note 22 to the 2007 financial statements. Following the acquisition the Group undertook a strategic review which highlighted approximately US$30 billion of potential divestments and announced a target of US$15.0 billion. The Group intends to explore options for the sale of a shortlist of assets but any sales would be value driven and dependent on price. The amount and timing of sale proceeds that might eventually be realised is subject to considerable uncertainty and the Group cannot anticipate by when and by how much its borrowings might be reduced.

Failure to progress the divestment programme might lead to the renegotiation of the Group’s US$40.0 billion facility on more onerous terms.

The Group’s results are strongly influenced by reductions in global economic growth

Demand for the Group’s products and commodity prices are strongly influenced by changes in global economic growth. Demand has been strongly influenced by economic growth in developed countries but in recent years changes in demand have been more strongly influenced by economic growth in the developing BRIC nations (Brazil, Russia, India and China) and most significantly in China. In the future, the Group’s results will be affected by economic growth not only in the developed countries and but also in the more volatile developing BRIC nations.

The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices on the global markets have fluctuated widely but in recent years their volatility has increased. A reduction in global economic growth resulting in lower commodity prices would have a material and adverse impact on the Group’s revenues, earnings, cash flows and asset values. The effects of changes in commodity prices on results are complex and are discussed in further detail on page 104.

The strong underlying economic growth and commodity prices have led to a rapid growth in demand for technical skills in mining, metallurgy and geological sciences, and for materials and supplies related to the mining industry, causing skills and materials shortages. The retention of skilled employees, the recruitment of new staff and the purchasing of materials and supplies may lead to increased costs, interruptions to existing operations and to delays to new projects.

A decline in the current rates of global economic growth could materially affect demand for the Group’s products and commodity prices, and as operating costs are substantially fixed some operations or projects could possibly become unviable leading to reductions in asset carrying value through the need for impairment provisions.

Rio Tinto is exposed to fluctuations in exchange rates that could adversely affect the financial results of operations

The majority of the Group’s sales are denominated in US dollars. The Group also finances its operations and holds

Appendix

surplus cash primarily in US dollars. Given the dominant role of the US dollar in the Group’s affairs it is the currency in which its results are presented both internally and externally. The Group also incurs significant costs in US dollars but some costs are influenced by the local currencies of the territories in which its ore reserves and other assets are located, these currencies are principally the Australian dollar, Canadian dollar and Euro.

An appreciation in the value of these currencies against the US dollar would adversely affect the Group’s results. There are complex relationships between commodity prices and exchange rates which are discussed in further detail on page 102.

The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced

The Group seeks to identify new mining properties through an active exploration programme. The Group has also undertaken the development or expansion of other major operations. There is no guarantee, however, that such expenditure will be recouped or that depleted ore reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects. In particular, Rio Tinto has commenced or recommenced exploration for and development of new projects in a number of developing countries which may increase risks around land and resource tenure.

The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Delays and complications in project execution along with increasing regulatory, environmental and social approvals can result in significant increases in costs which could have a material and adverse on affect the economics of a project and, consequently, the Group’s asset values, costs, earnings and cash flows.

The Group’s operations are energy intensive and changes in the cost and supply of energy could adversely affect their economic viability

The Group’s operations are energy intensive and, as a result, its costs and earnings could be adversely affected by the availability of energy or fuel due to interruptions in supply, significant increases in costs, failure to negotiate extended supply contracts on viable terms or the consequences of climate change.

Increased regulation of greenhouse gas emissions could adversely impact the Group’s cost of operations

Rio Tinto’s smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels. Increasing regulation of greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms, in numerous jurisdictions in which the Group operates could adversely impact access to its energy supply, and raise the energy costs and production.

Regulation of greenhouse gas emissions in the jurisdictions of the Group’s major customers could also have an adverse effect on the demand for the Group’s products.

Increases in interest rates would increase the Group’s costs of borrowing

Increases in benchmark interest rates would increase the Group’s cost of borrowing and would adversely affect its earnings and financial condition.

The total borrowings as at 31 December 2007 amounted to US$46,723 million (2006: US$3,497 million) of which US$8,109 million (2006: US$1,490 million) was current as set out in note 22 to the 2007 financial statements.

Estimates of ore reserves are based on certain assumptions and so changes in such assumptions could lead to reported ore reserves being restated

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs. Further discussion can be found under Ore reserves on page 108.

Political and community instability in the countries and territories in which the Group operates could affect the viability of its operations

The Group has operations in jurisdictions having varying degrees of political and commercial instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. The consequences of such instability could have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.

Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. The consequences of such community reaction could also have a material adverse impact on the profitability or, in extreme cases, the viability of an operation.

Such events could lead to disputes with national or local governments, or with local communities which could

Appendix

adversely affect the Group’s ability to enter into new operations involving those governments or communities.

Reductions in the valuation of the Group’s defined benefit pension plans and post retirement healthcare plans could adversely affect its earnings

Certain of the Group’s businesses sponsor defined benefit pension plans. The pension expense reported in respect of those plans is sensitive to the assumptions used to value the pension obligations and also to the underlying economic conditions that influence those assumptions. The sensitivity of earnings to the key assumptions is described in more detail under the Critical accounting policies and estimates on pages 111 to 112. In addition, changing economic conditions and in particular poor pension investment returns may require the Group to make additional contributions to these pension plans. Note 49 to the 2007 financial statements provides detailed information on the financial impact of these plans, including the expected return on assets as used for financial reporting purposes, how actual returns have compared to the expected rate historically, and the level of contributions expected during the year after the balance sheet date.

The total provisions for post retirement costs are set out in note 27 to the 2007 financial statements.

Labour disputes could lead to lost production and / or increased costs

Some of the Group’s employees are represented by labour unions under various collective labour agreements. The Group may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at its facilities in the future, and any such work stoppage could have a material and adverse effect on the Group’s earnings and financial condition.

Some of the Group’s technologies are unproven and failures could adversely impact costs and / or productivity

The Group has invested in and implemented information system and operational initiatives. Some aspects of these technologies are unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs, productivity and other benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

The Group’s land and resource tenure could be disputed resulting in disruption and / or impediment in the operation or development of a resource

The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede the Group’s ability to develop new mining properties.

The Group’s mining operations are vulnerable to natural disasters and operating difficulties that could have a material impact on its productivity

Mining operations are vulnerable to natural disasters that are beyond the Group’s control, including earthquakes, floods and tropical storms. Operating difficulties, such as unexpected geological variations, could affect costs of its operations for indeterminate periods. Furthermore downstream activities such as smelting and refining are dependent upon mine production. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

The Group’s costs of close down and restoration, and for environmental clean up could be higher than expected due to unforeseen changes in legislation, standards and techniques and could have a material adverse impact on earnings

Close down and restoration costs include the dismantling and demolition of infrastructure and the remediation of land disturbed during the life of mining and other operations. Estimated costs are provided for over the life of each operation based on the net present value of the close down and restoration costs. The estimated costs are updated annually but the provisions might prove to be inadequate due to changes in legislation, standards and the emergence of new restoration techniques. Furthermore the expected timing of expenditure could change significantly due to changes in commodity prices which might substantially curtail the life of an operation.

The total provisions as at 31 December 2007 amounted to $5,271 million (2006: $3,359 million) as set out in note 27 to the 2007 financial statements.

These provisions could, however, be insufficient in relation to the actual cost of restoration. Any underestimated or unidentified close down and restoration costs will reduce earnings and could materially and adversely affect the Group’s reputation as well as its asset values, earnings and cash flows

Non managed projects and operations may not comply with the Group’s standards and as a consequence adversely affect its reputation

Where projects and operations are controlled and managed by the Group’s partners, the Group may provide expertise and advice, but it cannot guarantee compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also, by association, harm the Group’s other operations and access to new assets.

Appendix

Health, safety, environmental and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on the Group’s earnings and cash flows

Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

The Group is subject to extensive governmental regulations in all jurisdictions in which it operates. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental regulations (including site specific environmental licences, permits and statutory authorisations), workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with respective governments and associated acts of parliament but unilateral variations could diminish or even remove such rights.